Your **Vote** Counts!

GH RESEARCH PLC

2022 Annual Meeting

Vote by September 21, 2022

11:59 PM ET

GENERAL BROKER

Mediant, Inc.
P.O. Box 9142
Farmingdale, NY 11735

1 OF 2
322,224
148,294

Ricky Campana
P.O. Box 123456
Suite 500
51 Mercedes Way
Edgewood, NY 11717

30#

FLASHID-JOB#



You invested in GH RESEARCH PLC and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the **availability of proxy material for the shareholder meeting to be held on September 22, 2022.**

Get informed before you vote

View the Notice of Annual General Meeting, Irish Statutory Financial Statement(s), Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to September 08, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control # XXXX XXXX XXXX XXXX

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person at the Meeting*

September 22, 2022
2:00 PM LST

3 Dublin Landings
North Wall Quay
Dublin 1, Ireland

*If you choose to vote these shares in person at the meeting, you must request a "legal proxy." To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com

Control # XXXX XXXX XXXX XXXX

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

GH RESEARCH PLC
2022 Annual Meeting
Vote by September 21, 2022
11:59 PM ET

Voting Items		Board Recommends
1.	Election of Directors **Nominees:**	
1A	Florian Schønharting	For
1B	Michael Forer, L.L.B	For
1C	Dermot Hanley	For
1D	Duncan Moore, PhD	For
2.	To review the affairs of the Company and consider the Irish statutory financial statements for the year ended 31 December 2021 and the reports of the directors and auditors thereon.	For
3.	To ratify the appointment of PricewaterhouseCoopers Ireland as independent auditors of the Company for the year ending 31 December 2022 and to authorise the Board to fix the remuneration of the auditors.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Under New York Stock Exchange rules, brokers may vote "routine" matters at their discretion if your voting instructions are not communicated to us at least 10 days before the meeting. **We will nevertheless follow your instructions, even if the broker's discretionary vote has already been given, provided your instructions are received prior to the meeting date.**